Exhibit (a)(1)(ix)

OCI	Press Release

Amsterdam, The Netherlands / 4 July 2018

OCI N.V. Announces that Approximately 9.3 Million Common Units of OCI Partners have been Accepted for Purchase and will Exercise Buyout Right for Remaining Units

OCI N.V. (Euronext: OCI) (“OCI”) today announced that as of 5:00 p.m. Eastern Time on 3 July 2018 (the “Expiration Time”) 9,290,248 common units representing limited partner interests (“Common Units”) in OCI Partners LP (NYSE: OCIP) (“OCIP” or the “Partnership”), including those Common Units delivered through notices of guaranteed delivery, were validly tendered and accepted for purchase in the tender offer (the “Offer”) by OCIP Holding II LLC, an indirect wholly owned subsidiary of OCI. OCI has made payment to Computershare Trust Company, N.A., which is acting as the Depositary in connection with the Offer, for the accepted Common Units.

Upon purchase of the tendered Common Units, OCI will own 86,064,387 Common Units, representing 98.93% of the outstanding OCIP Common Units. As OCI owns at least 90% of the outstanding OCIP Common Units, OCI intends to exercise the right, assigned to OCIP Holding II LLC by the general partner of OCIP, to purchase all of the remaining Common Units that were not tendered in the Offer and remain outstanding on 3 July 2018 (the “Buyout”). A notice of election to purchase such Common Units, pursuant to Section 15.1(b) of the First Amended and Restated Agreement of Limited Partnership Agreement of OCIP, will be mailed to each unitholder of record who did not tender its Common Units in the Offer, and such holder will receive, for each Common Unit, $11.50 in cash, which represents the price paid by OCI for the Common Units in the Offer.

Upon the exercise of the Buyout, OCI will own all of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests. In addition, on or around 16 July 2018, the Common Units will cease to be listed on the New York Stock Exchange or publicly traded.

Important Information

This press release is for informational purposes only, and is neither an offer to purchase nor a solicitation of an offer to sell securities. Holders of Common Units are advised to read the combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3, as amended, OCI’s Offer to Purchase as amended, OCIP’s Solicitation/Recommendation Statement on Schedule 14D-9, OCIP’s Transaction Statement on Schedule 13E-3 as amended, and other documents relating to the tender offer that have been or will be filed with the SEC because they contain important information. Unitholders may also obtain copies of the offer to purchase and related materials, when and as filed with the SEC, without charge from OCI, by written or oral request directed to Georgeson LLC, at (888) 566-3252, or from the Dealer Manager for the Offer, J.P. Morgan Securities LLC, toll-free at (877) 371-5947 or direct at (212) 622-4401.

OCI	Press Release

About OCI N.V.

OCI N.V. is a global producer and distributor of natural gas-based fertilizers & industrial chemicals based in the Netherlands. OCI produces nitrogen fertilizers, methanol and other natural gas based products, serving agricultural and industrial customers from the Americas to Asia. OCI is a leading global nitrogen fertilizer producer with over 9.6 million metric tons of capacity. OCI is also on track to become one of the world’s largest methanol producers with almost 3.7 million tons of capacity. OCI is listed on Euronext in Amsterdam.

About OCI Partners LP

OCI Partners LP owns and operates an integrated methanol and ammonia production facility that is strategically located on the Texas Gulf Coast near Beaumont. The Partnership is headquartered in Nederland, Texas and currently has a methanol production design capacity of 912,500 metric tons per year and an ammonia production design capacity of 331,000 metric tons per year.

For additional information contact:

OCI N.V. Investor Relations Department: Hans Zayed Director Email: hans.zayed@oci.nl Tel: +31 (0) 6 18 251 367	For additional information on OCI: www.oci.nl OCI stock symbols: OCI / OCI.NA / OCI.AS / OCINY Honthorststraat 19 1071 DC Amsterdam The Netherlands